Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J361/A)
January 28, 2014

Credit Suisse – 11.50% per annum Contingent Coupon Autocallable Yield Notes due February 19, 2015
Linked to the Performance of the Common Stock of Bristol-Myers Squibb Company

Trade Details & Characteristics

Issuer:*	Credit Suisse AG ("Credit Suisse"), acting through one of its branches
Pricing Date:	Expected to be January 31, 2014.
Settlement Date:	Expected to be February 7, 2014.
Reference Shares:	The common stock of Bristol-Myers Squibb Company (the "Reference Share Issuer") (Ticker: BMY UN <Equity>)
Contingent Coupon Rate:	Subject to Automatic Early Redemption, if a Coupon Barrier Event does not occur, the Contingent Coupon Rate is expected to be 11.50% per annum (to be determined on the Pricing Date) for the corresponding contingent coupon period. If a Coupon Barrier Event occurs, no contingent coupon will be paid for the corresponding contingent coupon period. Contingent coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the earlier of the Automatic Early Redemption Date and the Maturity Date, as applicable.
Coupon Barrier Event:	A Coupon Barrier Event will occur if on an Observation Date the Observation Price applicable to such Observation Date is less than the Coupon Barrier Price.
Observation Price:	For each Observation Date scheduled to occur on May 1, 2014, July 31, 2014, October 30, 2014, the Observation Price will equal the closing price of the Reference Shares on such date. For the Final Valuation Date, the Observation Price will equal the Final Share Price.
Coupon Barrier Price:	The Coupon Barrier Price will be approximately 80% of the Initial Share Price (to be determined on the Pricing Date).
Contingent Coupon Payment Dates:	Subject to Automatic Early Redemption, unless a Coupon Barrier Event occurs, contingent coupons will be paid quarterly beginning on May 6, 2014 to and including the Maturity Date.
Automatic Early Redemption:	If a Trigger Event occurs, the notes will be automatically redeemed and you will receive a cash payment equal to the principal amount of the notes you hold (the "Automatic Early Redemption Amount") and any accrued and unpaid contingent coupon payable, if any, on the corresponding Contingent Coupon Payment Date. No further payments will be made in respect of the notes.
Trigger Event:	A Trigger Event will occur on any Observation Date if the Observation Price applicable to such Observation Date is equal to or greater than the Trigger Price.
Trigger Price:	Expected to be 100% of the Initial Share Price (to be determined on the Pricing Date).
Knock-In Event:†	A Knock-In Event will occur if the Final Share Price is less than the Knock-In Price.
Knock-In Price:	The Knock-In Price will be approximately 80% of the Initial Share Price (to be determined on the Pricing Date).
Underlying Return:	(Final Share Price – Initial Share Price)/(Initial Share Price), subject to a maximum of zero.
Redemption Amount:	Subject to Automatic Early Redemption, if (a) a Knock-In Event occurs, the principal amount of the notes you hold multiplied by the sum of one plus the Underlying Return; (b) a Knock-In Event does not occur, the principal amount of the notes you hold. **You could lose your entire investment.**
Underlying Return:	(Final Level – Initial Level) / Initial Level, subject to the maximum of zero
Initial Share Price: **	The closing level of the Underlying on the Pricing Date.
Final Share Price:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Observation Dates:	May 1, 2014, July 31, 2014, October 30, 2014 and the Final Valuation Date.
Valuation Dates:†	February 9, 2015, February 10, 2015, February 11, 2015, February 12, 2015 and February 13, 2015 (each a "Valuation Date" and February 13, 2015, the "Final Valuation Date")
Maturity Date:†	February 19, 2015
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Profile

- The securities, which we refer to as the "notes," are designed for investors who are mildly bearish or neutral on the Reference Shares. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs.
- Subject to Automatic Early Redemption, if a Coupon Barrier Event does not occur, contingent coupons for the corresponding contingent coupon period will be paid quarterly in arrears at a Contingent Coupon Rate that is expected to be 11.50% per annum (to be determined on the Pricing Date). If a Coupon Barrier Event occurs on any Observation Date, no contingent coupon will be paid for the corresponding contingent coupon period.
- If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and any accrued and unpaid contingent coupon payable, if any, on the corresponding Contingent Coupon Payment Date. No further payments will be made in respect of the notes.

Product Risks

- Investment may result in a loss of up to 100%. If the notes are not automatically redeemed and a Knock-In Event occurs, you will be fully exposed to the depreciation in the Reference Shares.
- The notes will not pay more than the principal amount, plus accrued and unpaid contingent coupon, if any, at maturity or upon automatic early redemption. Even if the Final Share Price is greater than the Initial Share Price, you will not participate in the appreciation of the Reference Shares. Assuming the notes are held to maturity and the term of the notes is exactly 1 year, the maximum amount payable with respect to the notes is expected to be $1,115 (to be determined on the Pricing Date) for each $1,000 principal amount of the notes.
- Although the return on the notes will be based on the performance of the Reference Shares, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.
- Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Reference Shares from the Pricing Date to the Final Valuation Date. For example, if the closing price of the Reference Shares on the first four Valuation Dates is lower than the closing price of the Reference Shares on the Final Valuation Date and a Knock-In Event occurs, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of the Reference Shares from the Pricing Date to the Final Valuation Date.

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J.P. Morgan
Placement Agent

Hypothetical Redemption Amount and Total Payments on the Notes

Table 1: Hypothetical Redemption Amount***

Percentage Change from the Initial Share Price to the Final Share Price	Underlying Return	Redemption Amount (excluding contingent coupon payments, if any)	Total Contingent Coupon Payments
50.00%	N/A	N/A	(See table below)
40.00%	N/A	N/A	
30.00%	N/A	N/A	
20.00%	N/A	N/A	
10.00%	N/A	N/A	
0.00%	**N/A**	**N/A**	
−10.00%	−10.00%	$1,000.00	
−20.00%	−20.00%	$1,000.00	
−20.01%	**−20.01%**	**$799.90**	
−30.00%	−30.00%	$700.00	
−40.00%	−40.00%	$600.00	
−50.00%	−50.00%	$500.00	
−60.00%	−60.00%	$400.00	
−70.00%	−70.00%	$300.00	

*** The tables and examples below illustrate, for a $1,000 investment in the notes, hypothetical Redemption Amounts payable at maturity for a hypothetical range of Underlying Returns and, in the case of Table 2, total contingent coupon payments over the term of the notes, which will depend on the number of Coupon Barrier Events that have occurred over the term of the notes. The tables and examples below assume that (i) if a Coupon Barrier Event does not occur on an Observation Date, a contingent coupon will be paid for the corresponding contingent coupon period at a rate of 11.50% per annum, (ii) the notes are not automatically redeemed prior to maturity, (iii) the term of the notes is exactly 1 year and (iv) the Coupon Barrier Price and the Knock-In Price are 80% of the Initial Share Price.

Table 2: Total Contingent Coupon Payments***

Number of Coupon Barrier Events	Total Contingent Coupon Payments
A Coupon Barrier Event does not occur	$115.00
A Coupon Barrier Event occurs on 1 Observation Date	$86.25
A Coupon Barrier Event occurs on 2 Observation Dates	$57.50
A Coupon Barrier Event occurs on 3 Observation Dates	$28.75
A Coupon Barrier Event occurs on 4 Observation Dates	$0.00

Example 1: A Knock-In Event occurs because the Final Share Price of the Reference Shares is less than the Knock-In Price.

Reference Share	Final Share Price
BMY	50% of Initial Share Price

Since the Final Share Price is less than the Knock-In Price, a **Knock-In Event occurs**.

Therefore, the Underlying Return will equal:

$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

$$= \mathbf{-0.50}$$

The Redemption Amount = principal amount of the notes × (1 + Underlying Return)

= $1,000 × (1 – 0.50) = **$500**

Example 2: A Knock-In Event does not occur because the Final Share Price of the Reference Shares is greater than the Knock-In Price.

Reference Share	Final Share Price
BMY	90% of Initial Share Price

Since the Final Share Price is not less than the Knock-In Price, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals **$1,000**.

Example 3: A Knock-In Event does not occur because the Final Share Price of the Reference Shares is greater than the Knock-In Price.

Reference Share	Final Share Price
BMY	110% of Initial Share Price

Since the Final Share Price is greater than the Initial Share Price, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals **$1,000**.

Product Risks (continued)

- If a Coupon Barrier Event occurs on an Observation Date, you will not receive any contingent coupon payment for the corresponding contingent coupon period. For example, if a Coupon Barrier Event occurs on every Observation Date, you will not receive any contingent coupon payments during the term of the notes.
- The notes are subject to a potential automatic early redemption. If a Trigger Event occurs, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of the notes you hold and any accrued and unpaid contingent coupon payable, if any, on that Contingent Coupon Payment Date, and no further payments will be made in respect of the notes. In this case, you will lose the opportunity to continue to accrue and be paid contingent coupons from the date of Automatic Early Redemption to the scheduled Maturity Date. If the notes are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much as the notes.
- The original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.
- Credit Suisse currently anticipates that the value of the notes on the trade date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.
- The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

(continued on the next page)

Product Risks (continued)

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We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the estimated value of the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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In addition to the price of the Reference Shares on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Shares, the time to maturity of the notes, the Automatic Early Redemption feature (which would limit the value of the notes), the dividend rate on the Reference Shares, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, events affecting companies engaged in the biopharmaceutical industry, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Shares, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•
Your return on the notes will not reflect the return you would realize if you actually owned the Reference Shares. The return on your investment, which is based on the percentage change in the Reference Shares, is not the same as the total return based on a purchase of the Reference Shares.

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As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Shares. In addition, the Reference Share Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Shares, and therefore, the value of the notes.

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The calculation agent will make anti-dilution adjustments for certain events affecting the Reference Shares. However, an adjustment will not be required in response to all events that could affect the Reference Shares. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the accompanying product supplement.

* Credit Suisse may act through its Nassau Branch or its London Branch.

** In the event that the closing price for the Reference Shares is not available on the Pricing Date, the Initial Share Price will be determined on the immediately following trading day on which a closing price is available.

† The determination of the closing price on each Observation Date (other than the Final Valuation Date) is subject to postponement if such date is not a trading day or as a result of a market disruption event, as described in “Market Disruption Events” of the accompanying preliminary pricing supplement. Each scheduled Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event, as described in the accompanying product supplement under “Description of the Securities—Market disruption events.” The Contingent Coupon Payment Dates, including the Maturity Date, are subject to postponement, each as described herein, if such date is not a business day or if (a) the determination of the closing price on the corresponding Observation Date (other than the Final Valuation Date) is postponed or (b) the Final Valuation Date is postponed, in each case because such date is not a trading day or an underlying business day or as a result of a market disruption event.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

 Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated January 28, 2014, Underlying

Supplement dated July 29, 2013, Product Supplement No. U-1 dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010314000504/dp43446_424b2-j361a.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.